Exhibit 99.1

Therapix Biosciences Announces CEO Change

TEL AVIV, Israel, May 24, 2017 /PRNewswire/ -- Therapix Biosciences Ltd. (Nasdaq: TRPX) ("Therapix"), a specialty clinical stage pharmaceutical Company specializing in the development of cannabinoid-based drugs, today announced that following the mutual decision of the Company’s Board of Directors and Dr. Elran Haber, the Company’s Chief Executive Officer, Dr. Haber will step down from his position as Chief Executive Officer to pursue other professional opportunities. The Company’s Board of Directors is undertaking a search to identify a permanent, U.S. based Chief Executive Officer. Dr. Haber will continue to serve in his position while the search for a new Chief Executive Officer takes place.

"On behalf of the Therapix Board of Directors, I would like to thank Dr. Haber for his extraordinary service to our Company. Therapix made considerable progress under his leadership, including a successful U.S. initial public offering, and significant advancement in the Company's clinical development programs," commented Dr. Ascher Shmulewitz, Chairman of the Board of Therapix.

"It has been a sincere pleasure to lead Therapix and I am proud of all we accomplished. I am thankful for the opportunity to have worked with a world-class team of professionals. I believe that the Company has reached the point at which it will benefit from U.S.-based leadership," said Dr. Haber.

About Therapix Biosciences:

Therapix Biosciences Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists, focused on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the company is currently engaged in two internal drug development programs based on repurposing an FDA approved synthetic cannabinoid (dronabinol): THX-TS01 targets to the treatment of Tourette’s syndrome; and THX-ULD01 targets the high-value and under-served market of mild cognitive impairments. Please visit our website for more information at www.therapixbio.com.

Forward-Looking Statements:

This press release contains forward-looking statements about the Company’s expectations, beliefs, and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. For example, forward-looking statements are used in this press release when we discuss our search for a U.S. based Chief Executive Officer. These forward-looking statements involve certain risks and uncertainties, including, among others, risks that could cause the Company’s results to differ materially from those expected by Company management or otherwise described in or implied by the statements in this press release. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in Therapix Biosciences Ltd.’s annual report on Form 20-F dated May 1, 2017 filed with the SEC, which is available on the SEC’s website, www.sec.gov.

For further information: Investor Contact: Josh Blacher, CFO, Therapix Biosciences, josh@therapixbio.com